Quantum Fuel Systems

Technologies Worldwide, Inc.

17872 Cartwright Road

Irvine, California 92614

949.399.4500 ph.

949.399.4600 fax

100 West Big Beaver Road

Suite 200

Troy, Michigan 48084

248.619.9277 ph.

248.619.9280 fax

January 19, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-0305

Attn: Max A. Webb

Re:	Quantum Fuel Systems Technologies Worldwide, Inc.
Form 10-K for the year ended April 30, 2008 filed July 3, 2008
File No. 000-49629

Dear Mr. Webb:

We are responding to the Staff’s additional comment letter dated January 15, 2010 regarding the above referenced filing. To facilitate the Staff’s review of our responses, each of the Staff comments is set forth in italicized type immediately followed by the Company’s response.

It should be noted that the Draft Form 10-K could require modification as we complete our financial statement and disclosure control process and as our independent registered public accountants complete their audit.

Draft Annual Report on Form 10-K for the fiscal year ended April 30, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Quantitative and Qualitative Disclosures about Market Risk, page 62

Interest Rate Risk, page 55

1.	Staff Comment: Your proposed disclosures with regards to your exposure of market risk related to derivatives do not appear to comply with the requirements of Item 305 of Regulation S-K. Given significant liability on your balance sheet related to those derivatives, please revise to comply with one of the disclosure alternatives prescribed in Item 305(a) of Regulation S-K.

Company Response: We advise the Staff that we have revised our Quantitative and Qualitative Disclosures About Market Risk on page 62 of our Draft 2009 Form 10-K to reflect the pro forma effects, on an individual and combined basis, of the effects that a 10% increase in our share price would have on our derivative financial instruments based on the contractual terms of the instruments as of April 30, 2009. As revised, we believe the disclosures are consistent with the requirements prescribed in Item 305(a) of Regulation S-K.

Financial Statements page F-1

Consolidated Statements of Changes in Stockholders’ Equity, page F-5

Consolidated Statements of Cash Flows, page 6

Note 1. Background and Basis of Presentation – Capital Resources, page 9

2.	Staff Comment: We note that the amounts of the net proceeds received from the issuance of common stock as reflected in the company’s consolidated statements of cash flows for fiscal 2007, 2008 and 2009 do not agree with the amounts reflected in the company’s consolidated statement of equity for these periods. If this is due to the fact that a portion of proceeds from offering transactions described in Note 1 on pages 9 and 10 of the financial statements were allocated to the warrants that are being accounted for as derivative liabilities, please revise Note 1 and the statement of cash flows to disclose the portion of the proceeds that were allocated to the common stock and warrants that were issued in these transactions.

Company Response: We advise the Staff that the financial statement line item entitled “Proceeds from issuance of common stock, net of transaction fees” reported in our consolidated statements of cash flows on our Draft 2009 Form 10-K represented cash received in connection with both (1) the issuance of common stock and (2) the issuance of warrants classified as derivative instruments. As such, we concur with the Staff and advise that we have revised the statements of cash flows for fiscal 2007, 2008 and 2009 to break out separately the portion of cash proceeds that were associated with the issuance of stock from the portion of cash proceeds that were associated with the warrants classified as derivative instruments. As revised, the amount of net proceeds received from the issuance of common stock as reflected in our consolidated statements of cash flows for fiscal 2007, 2008 and 2009 now agrees with the amounts reflected in our consolidated statements of changes in stockholders’ equity for these respective periods.

We further advise the Staff that we revised our disclosures in Note 1 under Capital Resources to disclose the portion of the cash proceeds that were allocated to common stock and the portion of cash proceeds that were allocated to the derivative warrants for the respective offering transactions.

3.

Staff Comment: In a related matter, we note that the transactions recording the initial value of the derivative financial instruments have been reflected as “non-cash transactions” in your supplemental disclosures of non-cash investing and financing activities. As the warrants that are being accounted for as derivative financial instruments were issued in private placement and other offering transactions in which the company received cash, we do not believe these transactions should be reflected in the company’s supplemental disclosures on non-cash investing and financing activities. Please revise to eliminate the transactions recording the initial value of warrants accounted for as derivative liabilities from the company’s supplemental disclosures of non-cash investing and financing activities.

Company Response: We advise the Staff that we have revised the supplemental disclosures of non-cash investing and financing activities included in our consolidated statements of cash flows on our Draft 2009 Form 10-K to eliminate the initial value of the transactions associated with warrants classified as derivative instruments.

Notes to Consolidated Financial Statements, page 8

Note 3. Restatement of Financial Statements, page 17

4.	Staff Comment: Please revise the last sentence on page 19 to reflect the correct quarterly periods of periods ending October 31, 2006 through January 31, 2009 rather than “October 31, 2007 through January 31, 2009” as your current disclosure indicates.

Company Response: We advise the Staff that we have revised our disclosure on page 19 to correct the typographical error in dating which now reads “(periods ending October 31, 2006 through January 31, 2009).”

Note 5. Investments in Affiliates, page 20

Asola, page 21

5.	Staff Comment: We note from the disclosure included in Note 5 that the company is obligated to purchase one-half of Asola’s rights and obligations under Asola’s long-term supply agreement for solar cells. We also note from the disclosure in Note 5 that over the course of calendar year 2009, the worldwide supply of solar cells has increased and suppliers in the industry have been lowering prices for both the immediate delivery of solar cells and for longer term solar cell purchasing arrangements and that as a result of these factors, the spot rates for solar cells are currently below the purchase price for calendar year 2009 that is specified under the supply agreement. We further note that Asola is currently involved in legal proceedings with respect to a “loyalty clause” provision and its related pricing for solar cells under the terms of its supply agreement and that if Asola is unable to successfully modify its remaining commitments under the Supply agreement, the company may have to record a charge in the future equal to the sum of the company’s prepayments made to date, plus the remaining unconditional commitments, less the estimated realizable value of the solar cells to be acquired under the company’s arrangements with Asola. Please revise your discussion of this matter in Note 5 and on Page 63 of MD&A to provide an estimate regarding the range of potential losses to which the company is exposed in connection with this matter or explain in Note 5 why such an estimate cannot be made. Refer to disclosure requirements outlined in ASC 450-20-50.

Company Response: We advise the Staff that we have enhanced our disclosures contained within Note 5 and within the MD&A of our Draft 2009 Form 10-K to discuss a potential range of loss as follows:

“If Asola is unable to successfully modify its remaining commitments under the Supply Agreement in connection with the “loyalty clause,” the Company may have to record a charge in the future equal to the sum of its prepayments made to date, plus the remaining unconditional commitments, less the estimated net realizable value of the solar cells to be acquired under the Asola Arrangement. This amount cannot be reasonably estimated at this time based on the recent dynamic changes in solar cell pricing which have not yet stabilized as of December 2009 and the associated uncertainty with forecasting future market prices over an eight year period; however, the Company currently believes that the range of a potential charge that it could be required to recognize would be limited to $9.5 million, which amount represents the total of all solar cell prepayments and other advances made by the Company to Asola, plus the Company’s net investment in Asola at April 30, 2009.”

As revised, we believe our disclosure of the potential loss contingency complies with the guidance outlined in ASC 450-20-50.

Note 11. Long-term Debt. Page 29

6.	Staff Comment: We note from the disclosure in the third paragraph on page 29 that the lender under the Convertible Note I converted a total of $10.2 million of principal through April 30, 2009 under the amended terms of Convertible Note I on various dates beginning on June 30, 2008. We also note that in exchange the company issued the lender 7.6 million shares in satisfaction of the principal amount converted and 2.7 million shares in the satisfaction of the Make-Whole amount provision of the note. Please tell us and explain in Note 11 why the $10.2 million of principal converted into the company’s common shares as disclosed on page 29 does not agree to the amount reflected in the company’s statement of changes in stockholders’ equity for fiscal 2009 of approximately $18.8 million. Also, if the difference is due to the shares issued in satisfaction of the Make-Whole amount, please tell us and explain in Note 11 how these shares were valued. Furthermore, please revise the company’s supplemental disclosures of non-cash investing and financing activities in the statement of cash flows for fiscal 2009 to disclose the issuance of shares in satisfaction of the Make-Whole amount.

Company Response: We advise the Staff that the financial statement line item entitled “Issuance of common stock in satisfaction of conversion of debt” reported in our consolidated statement of changes in stockholders’ equity for fiscal 2009 as an increase to common stock and additional paid in capital in the total amount of $18.8 million represented shares issued in connection with both (1) the settlement of debt principal upon conversion by the holder for $10.2 million and (2) the settlement of a portion of the fair value of the conversion feature derivative instrument on the date of conversion by the holder for $8.6 million. We further advise the Staff that we have now revised the consolidated statement of changes in stockholders’ equity for fiscal 2009 to break out these amounts into separate line items. As a result of this revision, the $10.2 million of principal converted into shares as disclosed on page 29 in Note 11 now agrees to the amount reflected in our consolidated statement of changes in stockholders’ equity for fiscal 2009.

In addition, we have enhanced the disclosures within Note 11 of our Draft 2009 Form 10-K to clarify that the fair value of the derivative liability associated with the convertible note was reduced on a proportional basis to the amount of debt converted (i.e. if 10% of the outstanding debt principal was converted, we reduced the fair value of the derivative liability on the conversion date by 10%). Further, the amount of the derivative liability that was settled in shares as a result of the debt principal conversions is disclosed in Note 17.

We further advise the Staff that we have revised our disclosures of non-cash financing activities in our consolidated statement of cash flows for fiscal 2009 to reflect the amount of the conversion feature derivative liability (including the Make-Whole amount) that was settled in shares in connection with the debt principal conversions.

7.	Staff Comment: We note from notes 3, 11, and 17 that the multiplier feature associated with Term Loan B was reevaluated as part of the restatement and is considered an embedded derivative that is required to be bifurcated and accounted for as a derivative liability in the company’s financial statements. We further note that Term Loan B originated in January 2008. In this regard, please tell us why the multiplier was deemed to have no fair value as of April 30, 2008, per the table in Note 17 on page 50. It is unclear why the multiplier had no fair value in the fiscal year in which it originated but had significant fair value in the following fiscal year. Please advise and revise your financial statements as necessary to address this matter.

Company Response: We advise the Staff that the multiplier feature in Term Note B had no fair value in the fiscal year it was issued for two reasons. First, per the express terms of Term Note B, the principal multiplier feature only applied if the lender made demand for payment prior to the maturity date; it did not apply if the Company made a prepayment or upon the maturity date. Second, the note holder was contractually restricted from making any principal demands for the first two years the note was outstanding (i.e. not before January 16, 2010). As such, we believe a market place participant valuing the principal multiplier feature would not ascribe any value to the principal multiplier as of January 16, 2008 and any periods thereafter as it would be assumed that the Company would exercise its option to prepay the note at its face value prior to January 16, 2010.

We further advise the Staff that on May 30, 2008, we and our lender agreed to modify Term Note B in connection with additional financing provided by the lender and amendments negotiated with respect to other debt instruments held by the lender. Two significant modifications were made to Term Note B that resulted in the derivative embedded within Term Note B to have a fair value. First, our right to make a prepayment was modified to state that we could not make any prepayments prior to January 16, 2010. Second, Term Note B was modified to state that the multiplier feature applied to prepayments as well as demands. The modifications that occurred on May 30, 2008 immediately gave rise to value of the derivative instrument which is reflected in the fair value of the derivative liability for the periods ended after May 30, 2008. We have enhanced our Draft 2009 Form 10-K disclosures on page 32 to clarify why no value was ascribed to the derivative instrument upon issuance on January 16, 2008 as follows:

“Prior to the May 30, 2009 amendment, the derivative instrument representing the principal multiplier feature was not ascribed any fair value as a market place participant would have assumed that the Company would exercise its option to prepay the note at its face value prior to January 16, 2010.”

Note 15. Earnings (Loss) Per Share, page 46

8.	Staff Comment: Please revise Note 15 to disclose the number of securities (including those issuable pursuant to options, warrants, and convertible debt) that could potentially dilute basic EPS in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented. This disclosure should be provided for each period presented. Refer to the guidance outlined in ASC 260-10-50-1.

Company Response: We advise the Staff that we have enhanced our disclosures contained within Note 15 of our Draft 2009 Form 10-K to now disclose the number of securities (including those issuable pursuant to options, warrants, and convertible debt) that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented. The following disclosure and table was added to Note 15:

The following table sets forth the amount of shares excluded, in millions, from the computation of diluted earnings per share, as to do so would have been anti-dilutive:

	As of April 30,
	2007	2008	2009
Stock Options	5.8	6.0	4.7
Warrants	3.3	19.7	32.8
Convertible Note	6.4	12.0	6.6
Term Notes	8.1	23.0	37.5

	23.60	60.70	81.60

As revised, we believe our disclosures of earnings per share comply with the guidance outlined in ASC 260-10-50-1.

Note 17. Fair Value Measurements, page 50

9.	Staff Comment: Based on tabular summary of the company’s derivative financial instruments disclosed in Note 17, it appears the company has classified all of the derivative financial instruments as long-term liabilities in the company’s consolidated balance sheets. Please tell us and explain the notes to the company’s consolidated balance sheets. Please tell us and explain in the notes to the company’s financial statements, the company’s basis or rationale for classifying the derivative liabilities associated with the warrants as long-term liabilities as of each balance sheet date presented. As part of your response, please explain whether the related warrants are currently exercisable and whether there are any restrictions on the ability of the holders to exercise the warrants. If the warrants are currently exercisable, we would generally expect the related derivative liability to be reflected as a current liability in the company’s financial statements. We may have further comment upon receipt of your response.

Company Response: We advise the Staff that the warrants classified as derivative liabilities were currently exercisable during the three year period ended April 30, 2009.

Accounting Research Bulletin 43, “Restatement and Revision of Accounting Research Bulletins” (ARB 43), Chapter 3, “Working Capital” [ASC 210-10-45] defines current liabilities as follows:

“The term current liabilities is used principally to designate obligations whose liquidation is reasonably expected to require the use of existing resources properly classifiable as current assets, or the creation of other current liabilities. As a balance-sheet category, the classification is intended to include obligations for items which have entered into the operating cycle, such as payables incurred in the acquisition of materials and supplies to be used in the production of goods or in providing services to be offered for sale; collections received in advance of the delivery of goods or performance of services; and debts which arise from operations directly related to the operating cycle, such as accruals for wages, salaries, commissions, rentals, royalties, and income and other taxes. Other liabilities whose regular and ordinary liquidation is expected to occur within a relatively short period of time, usually twelve months, are also intended for inclusion, such as short-term debts arising from the acquisition of capital assets, serial maturities of long-term obligations, amounts required to be expended within one year under sinking fund provisions, and agency obligations arising from the collection or acceptance of cash or other assets for the account of third persons. The current liability classification is also intended to include obligations that, by their terms, are due on demand or will be due on demand within one year (or operating cycle, if longer) from the balance sheet date, even though liquidation may not be expected within that period. It is also intended to include long-term obligations that are or will be callable by the creditor either because the debtor’s violation of a provision of the debt agreement at the balance sheet date makes the obligation callable or because the violation, if not cured within a specified grace period, will make the obligation callable.”

Based on our interpretation of ARB 43, we have classified the derivative obligations as non-current liabilities because (1) we do not “reasonably expect” the potential liquidation of the warrants classified as derivatives to require the use of working capital over the next twelve months (from the balance sheet date). Although the October 2006, June 2007 and August 2008 Warrants are currently exercisable and have been classified as derivative liabilities because there is a possibility the fair value of the warrants could require cash settlement within the next twelve months as a result of potential change in control provisions, we believe this possibility is remote and that it is probable that any warrant exercises over the next twelve months will be settled in shares, and (2) per the stated terms of the warrant contracts, the warrants would not require cash settlement upon demand unless certain change in control provisions are triggered prior to a warrant exercise.

* * *

We trust that you will find this letter responsive to the Staff comments. If you have any further questions or comments, please contact the undersigned at (248) 619-9277.

Very truly yours,

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

/s/ Kenneth. R. Lombardo
Kenneth R. Lombardo
General Counsel

cc:	Alan P. Niedzwiecki, CEO
W. Brian Olson, CFO